MediaShift, Inc.

20062 S.W. Birch Street, Suite 220

Newport Beach, California 92660

June 11, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

ATTN:

Larry Spirgel, Assistant Director

Robert S. Littlepage, Accountant Branch Chief

Christie Wong, Staff Accountant

Celeste M. Murphy, Legal Branch Chief

Gregory Dundas, Attorney-Advisor

Re:

MediaShift, Inc.

Response to Letter Re:  Form 10-K for the Year Ended December 31, 2013

Filed April 15, 2014

File No. 1-32438

Ladies and Gentlemen:

MediaShift, Inc. (the “Company” or “MediaShift”) hereby transmits via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) a revised 10K for fiscal year 2013. The Document has been revised in response to the comments of the staff of the Commission (the “Staff”).

The only change was to add the signature of the Auditor to the document, which was omitted in error in the initial filing.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

The Company understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on our revised filing, please contact The Company CFO Rick Baran at (949)- 398-2684.  You may also contact me at (949) 407-8488.

Sincerely,

MEDIASHIFT, INC.

/s/ David Grant

David Grant

Chief Executive Officer

cc:

Rick Baran

(MediaShift)